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Diversified Energy Company PLC (“DEC”)
Payments to Governments Report 2024
(Amounts in thousands)
This report provides a consolidated overview of the payments made to governments by DEC for the year 2024 as required under Disclosure and Transparency Rule 4.3A issued by the UK's Financial Conduct Authority ("DTR 4.3A") and in
accordance with The Reports on Payments to Governments Regulations 2014 (as amended in 2015) ("the UK
Regulations"). DTR 4.3A mandates that companies listed on a UK stock exchange and operating in the extractive industry publicly disclose payments to governments in the countries where they engage in the exploration, prospection, discovery, development, and extraction of natural gas and oil deposits, or other materials.
Basis of Preparation
In accordance with the UK Regulations, DEC prepares a disclosure of payments made to governments for each financial year, covering relevant activities of both DEC and any of its subsidiary undertakings included in the Group Financial
Statements.
Activities within the Scope of the Disclosure
This disclosure includes payments made to governments that pertain to DEC’s activities involving the exploration, development, and production of natural gas and oil reserves (“extractive activities”). Payments made to governments for activities other than extractive activities are not included in this disclosure as they fall outside the scope defined by the UK
Regulations.
Government
The term “government” encompasses any national, regional, or local authority of a country as well as any department, agency, or entity that operates as a subsidiary of a government.
Cash Basis
Payments are reported on a cash basis, meaning they are reported in the period in which they are actually paid. This is in contrast to the accrual basis, where payments are reported in the period in which the liabilities are incurred.
Project Definition
The UK Regulations mandate that payments be reported by project, which is considered a subcategory within a country. A
“project” is defined as the operational activities governed by a single contract, license, lease, concession, or similar legal agreement that form the basis for payment liabilities with a government. If these agreements are substantially interconnected, they can be treated as a single project. According to the UK Regulations, “substantially interconnected”
refers to a set of operationally and geographically integrated contracts, licenses, leases, concessions, or related agreements with substantially similar terms, signed with a government, that give rise to payment liabilities. The number of projects will depend on the contractual arrangements within a country, rather than the scale of activities. Additionally, a project will only be included in this disclosure if relevant payments were made during the year for that project. The UK
Regulations also recognize that some payments may not be attributable to a single project and may therefore be reported at the country level. Corporate income taxes, which are typically not levied at a project level, serve as an example of such payments.
Materiality Level
For each type of payment, any total payments to a government that are below £86 are excluded from this report.
Exchange Rate
Payments made in currencies other than USD are converted for this report using the relevant quarterly average foreign exchange rate.
Payment Types
According to the UK Regulations, a “payment” is defined as an amount paid whether in money or in kind, for relevant activities. The payment must fall into one of the following categories:
Production Entitlements
Under production-sharing agreements (“PSA”), the production is divided between the host government and the other parties to the PSA. The host government usually receives its share or entitlement in kind rather than in cash. For the year ended December 31, 2024, DEC had no reportable production entitlements to a government.
Taxes
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This report includes taxes levied on income, personnel, production, or profits that are withheld from dividends, royalties, and interest received by DEC. However, taxes levied on consumption, sales, procurement (contractor’s withholding taxes), environmental, property, customs, and excise are not reportable under the UK Regulations.
Royalties
Payments for the rights to extract natural gas and oil resources are typically calculated as a set percentage of revenue, minus any allowable deductions. These payments can be made in cash or in kind (valued similarly to production entitlement).
Dividends
Dividend payments, except for those paid to a government as a shareholder of an entity, are not included unless they are paid in lieu of production entitlements or royalties. For the year ended December 31, 2024, DEC had no reportable dividend payments to a government.
Bonuses
This report includes signature, discovery, and production bonuses, as well as other bonuses payable under licenses or concession agreements. These bonuses are typically paid upon signing an agreement or a contract, declaring a commercial discovery, commencing production, or reaching a production milestone. For the year ended December 31,
2024, DEC had no reportable bonus payments to a government.
Fees
In preparing this report, DEC has included license fees, rental fees, entry fees, and all other payments made in consideration for new and existing licenses and or concessions. Fees paid to governments for administrative services are excluded.
Infrastructure Improvements
Payments related to the construction of infrastructure, such as roads, bridges, or railways, that are not substantially dedicated to extractive activities are included. However, payments that are of a social investment nature, such as building a school or hospital, are excluded.
Payments Overview
The tables below display the relevant payments to governments made by DEC for the year ended December 31, 2024, categorized by country and payment type. Of the seven payment types required by the UK Regulations, DEC did not make any payments for production entitlements, dividends, bonuses, fees, or infrastructure improvements; therefore, those categories are not shown.
SUMMARY OF PAYMENTS TO GOVERNMENTS
(Amounts in Thousands)

Countries	Taxes	Royalties	Total
United Kingdom	$—	$—	$—
United States	86,049	2,735	88,784
Total	$86,049	$2,735	$88,784
United Kingdom

Governments	Taxes	Royalties	Total
Oil and Gas Authority	$—	$—	$—
HM Revenue and Customs	—	—	—
The Crown Estate Scotland	—	—	—
Total	$—	$—	$—
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United States

Governments	Taxes	Royalties	Total
Commonwealth of Pennsylvania	$3,977	$—	$3,977
Commonwealth of Virginia	1,661	—	1,661
Internal Revenue Service	18,799	—	18,799
Office of Natural Resources Revenue	—	1,427	1,427
State of Alabama	114	—	114
State of Kentucky	10,585	—	10,585
State of Louisiana	8,520	—	8,520
State of Ohio	2,168	—	2,168
State of Oklahoma	8,906	1,089	9,995
State of Tennessee	185	—	185
State of Texas	17,920	219	18,139
State of West Virginia	13,214	—	13,214
Total	$86,049	$2,735	$88,784